U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS

           Pursuant to Section 12(b)or(g)of The Securities Exchange Act of 1934

                        American Capital Holdings, Inc.
                         (f/k/a USA SportsNet Company)

              (Exact name of registrant as specified in its charter)
           Florida                                       65-0895564
-------------------------                    --------------------------------
 (State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                    Identification No.)

                     100 Village Square Crossing, Suite 202
                       Palm Beach Gardens, Florida 33410
-----------------------------------------------------------------------------
                    (Address of principal executive offices)

      Registrant's telephone number, including area code (561) 207-6395



Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                $.0001 Par Value
                                (Title of class)























            INDEX                                             PAGE NO.


                                 PART I

ITEM 1     Description of Business.                               3

ITEM 2     Management's Plan of Operation.                        5

ITEM 3     Description of Property.                               7

ITEM 4     Security Ownership of Certain Beneficial
           Owners and Management.                                 8

ITEM 5     Directors and Executive Officers.                      8

ITEM 6     Executive Compensation.                                9

ITEM 7     Certain Relationships and Related Transactions.       10

ITEM 8     Description of Securities.                            10

                                 PART II

ITEM 1     Market Price of and Dividends on the Registrant's
           Common Equity and Related Stockholders Matters.       10

ITEM 2     Legal Proceedings.                                    11

ITEM 3     Changes in and Disagreements with Accountants.        11

ITEM 4     Recent Sales of Unregistered Securities.              11

ITEM 5     Indemnification of Directors and Officers.            11

                                 PART F/S

Financial Statements                                             13

                                 PART III

ITEM 1     Index to Exhibits.                                    31













                                      2

Special Note Regarding Forward-Looking Statements

Certain statements in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, the growth rate of the Internet and electronic commerce, constantly changing technology and market acceptance of the Company's products and services. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


ITEM 1.     Description of Business.

History. American Capital Holdings, Inc. (the "Company") was incorporated in the State of Florida on January 27, 1999 as U S Amateur Sports Company, a wholly owned subsidiary of eCom eCom.com, Inc.("eCom") which trades on the OTC/Bulletin Board under the symbol 'ECEC.' On March 24, 2003, the Company changed its name to USA SportsNet Company, and recently changed its name to American Capital Holdings, Inc. in connection with its spin off by eCom and its acquisition of certain assets of a company formerly known as American Capital Holdings, Inc. (now known as ACHI, Inc.) The Company's main office is located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410, and the telephone number is (561) 207-6395.

While a wholly owned subsidiary of eCom, the Company developed an e-commerce Internet infrastructure. This product provided an affordable, user-friendly technological platform and professional resources to facilitate web business development. It also operated an on-line business as a test model, using Company developed e-commerce concepts to sell sports products.

The Spin Off. The Company was one of ten wholly owned subsidiaries of eCom, all with varying business plans. In recent years, eCom concluded that it did not have the financial resources necessary to develop all of its ten business units collectively. eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners that sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom.

On December 1, 2003, the Board of Directors of eCom approved the spin-off of the Company. They voted to issue to the shareholders of eCom one share of the Company for every one share of eCom owned as of the record date of January 5, 2004. Fractional shares are to be purchased by the Company. No payment will be required of the eCom shareholders.


                                      3

Pursuant to Staff Legal Bulletin No. 4 issued September 16, 1997, the SEC has addressed the Division of Corporation Finance's views regarding whether the registration requirements of Section 5 of the Securities Act of 1933 applies to spin-offs. The Division has taken the view that the subsidiary does not have to register a spin-off under the Securities Act when it meets certain requirements.

1. The parent company's shareholders do not provide consideration for the spun-off shares;
    2.  The spin-off is pro-rata to the parent company's shareholders;
    3. The parent company provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;
    4.  The parent company has a valid business purpose for the spin-off; and
    5. If the parent company spins-off "restricted securities," it has held those securities for at least two years.

The Company believes that the spin-off of ACH shares to the shareholders of eCom meets the above requirements and does not have to register the spin-off company under the Securities Act. As a result, the common shares to be issued pursuant to the spin-off company may be issued without restriction except for affiliates of eCom.

Acquisition from American Capital Holdings. After the spin off of the Company was completed, the Company was presented with an opportunity to acquire certain assets of American Capital Holdings, Inc. (now known as, and referred to hereafter as ACHI) On January 12, 2004, the Company entered into an Asset Purchase Agreement with ACHI whereby the Company acquired certain assets of ACHI in return for the issuance of common stock of the Company in an amount equal to 93.7% of the total ownership of the Company. In order to accomplish this transaction, the Company effected a 20 to 1 reverse stock split, which reduced its outstanding shares to 2,497,756 shares, and then issued to ACHI 37,457,356 shares which included 2,093,351 for the Spaulding transaction. The Company then changed its name to American Capital Holdings, Inc., and ACHI changed its name to ACHI, Inc. In addition, the Company agreed to reserve 10,000,000 of its unissued shares for issuance pursuant to a future public offering. The 2,093,351 shares were for shares that ACHI issued or was to issue to Spaulding in connection with a prior acquisition of assets by ACHI from Spaulding (see "Acquisition of Spaulding"). The proceeds of the future public offering will be used to acquire controlling interests in some of the companies in which the Company currently holds an ownership interest, to provide capital to those companies, and to acquire controlling interests in insurance and financial businesses.
Assets Acquired from American Capital Holdings. The assets acquired from ACHI consist primarily of approximately $10.8 million of investment interests in ten developing companies (described below), approximately $5.3 million of restricted securities, approximately $233,000 of marketable securities, approximately $100,000 in cash, and proprietary investment programs known as Energy Tax Incentive Preferred Securities ("ETIPS")and Guaranteed Principal Insured Convertible Securities ("GPICS") which ACHI had developed See the American Capital Holdings balance sheet included in the Financial Statements section of this report.





                                      4
Acquisition of Spaulding. On December 30, 2003, prior to the Company's acquisition from ACHI, ACHI entered into a letter agreement with Spaulding Ventures, LLC, pursuant to which ACHI agreed to acquire all of Spaulding's assets in return for 2,093,351 shares of ACHI common stock, plus warrants to purchase a total of 209,335 additional shares of ACHI common stock at a purchase price of $6.00 per share. As part of its acquisition from ACHI of the assets ACHI acquired from Spaulding, the Company has agreed to replace the shares and warrants issued by ACHI with shares and warrants of the Company. In order to facilitate the distribution of these securities by Spaulding to its shareholders, the Company intends file a Registration Statement with the Securities and Exchange Commission registering the distribution to Spaulding's shareholders of both the acquisition shares and the shares to be issued upon exercise of the warrants. American Capital has closed out the operations of Spaulding Ventures.

Assets Acquired from Spaulding. The assets acquired by ACHI from Spaulding, and subsequently acquired by the Company from ACHI, consist primarily of equity ownership positions in ten developing companies. The companies included; Smart Pill Holding Corp., Brilliant Roadways, Inc., @Visory, LLC., eSmokes, Inc., Efficien, Inc., IS Direct Agency, Inc., Solid Imaging, Ltd., Century Aerospace Corporation., Traffic Engine, Inc. and Metroflex, Inc. (See Financial Statement Footnote E)

Employees. The Company currently has seven employees, none of which are full time employees, since they all also provide services to affiliated companies.

ITEM 2     Management's Plan of Operation.

The Company intends to provide capital and management services to the businesses in which it holds an ownership interest, as well as other businesses in which it may acquire a majority interest, in order to facilitate the growth and success of these businesses. The Company intends to invest primarily in energy exploration, technology, consumable goods, communication, manufacturing and governmental suppliers. The Company has investments in other general businesses whose products have existing acceptance in their marketplace. The Company plans to acquire controlling interests in insurance and financial businesses.

In making investment decisions for the Company, management plans to target developing businesses that have significant potential for sales and earnings increases, but which require capital to fund desired growth. Most development stage businesses obtain their initial development capital through one or more private placements of their debt or equity securities, a process, which can take six to eight months to complete. Many development stage companies have a limited window of opportunity for market expansion and cannot afford to wait the required time to complete a traditional private placement. Other companies are able to wait, but have immediate capital requirements in order to fund growth during the offering period.

Management believes it has sufficient capital to sustain the Company's operations for the next twelve months. The Company intends to acquire ownership interests in targeted companies primarily in exchange for stock of the Company. The Company intends to provide the needed growth capital to these companies by either investing funds raised by the Company in public and/or private offerings, or by assisting the targeted companies in their own capital raising activities.
                                      5
On May 20, 2004 the Company entered into an asset purchase agreement to acquire the assets of IS Direct Agency, Inc. Prior to May 20, 2004 the Company owned
less than one percent of IS Direct (see Financial Footnote E).   IS Direct
Agency, Inc. currently has insurance operations in two states, and is filing license application in the remaining 48 states.

The Company does not have any off-balance sheet arrangements.

Risk Factors. The Company's business is subject to numerous risk factors, including the following:

No Operating Revenues. The Company has had no recent revenues or earnings from operations. The Company will sustain operating expenses without corresponding revenues. This will result in the Company incurring net operating losses until the Company can realize profits from the business ventures it intends to acquire.

Speculative Nature of the Company's Proposed Operations. The success of the Company's proposed plan of operation will depend primarily on the success of the Company's business acquisitions. While the Company intends to acquire control of established businesses, there can be no assurance that the Company will be successful in locating candidates meeting such criteria.

Success of Acquisitions will depend on the availability of Capital. The Company intends to profit from the success of the businesses in which it has invested. While these businesses are currently operational, and the Company believes they are poised for success, realization of these businesses' perceived potential will require significant capital. If the Company is not able to raise the funds to provide this capital, or to otherwise locate the required capital for these businesses, they may never attain profitability.

Continued Management Control, Limited Time Availability. While developing the Company's business plan, seeking business acquisitions, and providing managerial resources to the businesses in which the Company has interests, management will not be devoting its full time efforts to the Company. The Company's directors and officers have not entered into written employment agreements with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the limited time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be only one participant in the business of seeking acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in acquisitions of companies which may be acquisition target candidates for the Company. Such competing entities may have greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company could be at a competitive disadvantage in identifying possible business opportunities and successfully completing an acquisition.




                                      6
Conflicts of Interest - General. Certain conflicts of interest may exist from time to time between the Company and its officers and directors. They have other business interests to which they devote their attention, and they will continue to do so. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with the fiduciary duties of management to the Company.

Reporting Requirements May Delay or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject to the Exchange Act to provide certain information about significant acquisitions, including certified statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Regulation under the Investment Company Act. Management intends to elect treatment as a Business Development Company under the Investment Company Act of 1940, so that the Company will not be subject to the full regulatory obligations of the Investment Company Act of 1940. As a result, the nature of the Company's assets and activities will be restricted to those allowed for a Business Development Company. The Company believes that its intended activities are consistent with the definition of a Business Development Company, as contained in the Investment Company Act. If for any reason the Company wishes to expand its business activities beyond those allowed for a Business Development Company, the Company would be required to register as an investment company and could be expected to incur significant additional registration and compliance costs.

No Public Market Currently Exists. There is currently no public market for the Company's common stock, and it is not expected that any such market will develop until such time as the Company has filed a Registration Statement under the Securities Act of 1933 and the Securities and Exchange Commission has declared that Registration Statement to be effective. There can be no assurance that a market will in fact develop at any time, or that a shareholder ever will be able to liquidate his investment without considerable delay. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the Company's stock.

ITEM 3     Description of Property.

The Company does not own any real property. The Company leases its headquarters, consisting of approximately 1,022 square feet of office and warehouse space located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida. The lease is for a term of one year, at a rental of $2,687 per month including sales tax.






                                      7

ITEM 4     Security Ownership of Certain Beneficial Owners and Management.

As of the date of this filing, there are a total of 39,955,112 shares of the Company's stock outstanding, all of which are common stock. The table below shows the number of shares of common stock held by (a) each director and executive officer of the Company, (b) the directors and executive officers of the Company as a group, and (c) each person known by us to be the beneficial owner of more than 5% of the Company's outstanding stock.

                                              Number of        % of Shares
Name and Address                              Shares Owned     Outstanding
----------------                              --------------   -----------
Barney A. Richmond, Director & President      35,364,005 (1)        88.5%
601 Seafarer Cir.
Jupiter, FL

Richard C. Turner, Director, Treasurer
 & Chief Financial Officer                       230,870             0.6%
4200 Oak Street
Palm Beach Gardens, FL

Harry Timmons, Director                       35,364,005  (1)       88.5%
14 East Washington Street
Suite 306
Orlando, Florida

Matt Salmon, Director                                  0               0%
1850 N. Central Ave.
Suite 2401
Phoenix, AZ

ACHI,Inc.                                     37,457,356  (2)       83.3%

All Directors & Executive Officers
     as a group (4 persons)                   35,594,875  (3)       89.1%

(1) Represents the 35,364,005 shares held by ACHI, Inc., which is controlled by Mr. Richmond and Mr. Timmons.

(2) ACHI, Inc., is the entity formerly known as American Capital Holdings, Inc., from whom certain assets were acquired by the Company for the 37,457,356 shares shown which includes the 2,093,351 due Spaulding. ACHI is controlled by Barney A. Richmond and Harry Timmons, both of whom are directors of the Company.

(3) Includes the 35,364,005 shares held by ACHI, Inc., which is controlled by Mr. Richmond and Mr. Timmons, both of whom are directors of the Company.

ITEM 5     Directors and Executive Officers.

Barney A. Richmond, 52, has been President and a Director of the Company since its acquisition of certain assets from American Capital Holdings in January 2004, and was President and a Director of American Capital Holdings prior to
that  time.    From 1985 to the present,   Mr. Richmond has been an independent
                                      8
advisor and investor in assisting companies, as well as individuals, regarding public offerings, mergers, reverse mergers and a variety of corporate financing issues. Mr. Richmond has also been an investor in numerous reorganizations and business turnarounds, including many substantial bankruptcy reorganizations. Mr. Richmond has been a member of the Boards of Directors of The Richmond Company, Inc., Benny Richmond, Inc., 877 Management Corporation, King Technologies, Inc., King Radio Corporation, United States Financial Group, Inc., JSV Acquisition Corporation, Chase Capital, Inc, Berkshire International, Inc. and Dunhall Pharmaceuticals, Inc.

Harry M. Timmons, 47, has been Vice President and a Director of the Company since its acquisition of certain assets from American Capital Holdings in January 2004, and was Vice President and a Director of American Capital Holdings prior to that time. Mr. Timmons is Founder and Chief Executive Officer of The Marana Group, Inc. ("TMG") a Florida-based corporate image, marketing and developmental solution company. Mr. Timmons is also a founder and Director of Procise, Inc. which provides video-based analysis of athletic performance and other motion-centric activities utilizing proprietary state-of-the-art digital image processing tools for professional team consulting, recruiting, scouting, player evaluation, coaching tools and injury. Mr. Timmons is also active in the operation of Global Hosting Centers, Inc., a full service telecommunications center that is the former access center for AOL in Orlando, Florida; Freedom Zone Networks, Inc., a mobile wireless solution provider; WiFi Networks, Inc., a developmental entertainment company and the first Internet broadcast network; and JTM LLC, a finance/lease and receivable factoring company. Mr. Timmons sits on the President's Advisory Counsel on matters relating to tax changes and the effect on small businesses.

Richard C. Turner, 44, has been Treasurer and Chief Financial Officer of the Company since June 2001, and became a Director of the Company in January 2004. From September 1990, until he joined the Company in June 2001, Mr. Turner worked as in the offices of Glenn G. Schanel, CPA, assisting clients with accounting, tax and office technology issues.

Matt Salmon, 46, has been a Director of the Company since January 2004. Since November 2000, Mr. Salmon has been President of Upstream Consulting, a Public Affairs consulting company. From November 1994 until November 2000, Mr. Salmon served in the United States House of Representatives, representing Arizona's First Congressional District.


ITEM 6     Executive Compensation.

To date, the Company has not paid any compensation to any director or executive officer. During the time the Company was a subsidiary of eCom, the Company's executive officers were paid by eCom. After the Company was spun off from eCom, the Company granted to Richard C. Turner, its Chief Financial Officer, an annual salary of $50,000, plus a minimum annual bonus of $50,000. No other executive officer currently receives compensation from the Company.

No arrangements have been made for compensation of Directors of the Company.





                                      9

ITEM 7     Certain Relationships and Related Transactions.

There have been no transactions, and there are no proposed transactions, between the Company and any of its Directors, executive officers or beneficial owners of five percent or more of the Company's Common Stock, or any member of their immediate families, as to which the Director, officer, beneficial owner, or family member had a material interest.

ITEM 8     Description of Securities.

Authorized Stock. The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.001 par value. As of March 15, 2004, 39,955,112 shares of its Common Stock were issued and outstanding.

Rights of Common Stock. The holders of the Company's Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding.

Certain Florida Legislation. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority or a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of outstanding voting shares of that corporation (or their affiliates). Florida law and the Company's Articles of Incorporation and Bylaws also authorize the Company to indemnify its directors, officers, employees and agents. In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper person benefit, certain unlawful distributions or certain reckless, wanton or willful acts or misconduct.

Transfer Agent. The Company's Transfer Agent is Florida Atlantic Stock Transfer 7130 Nob Hill Road, Tamarac, Florida 33321.


PART II

ITEM 1 Market Price of and Dividends on the Company's Common Stock and Related Shareholder Matters.

Market for Common Stock. There is currently no trading market for the Company's Common Stock and there can be no assurance that any trading market will ever develop or, if such a market does develop, that it will continue.

                                      10
The Company intends to file a Registration Statement with the Securities and Exchange Commission to register the distribution to Spaulding shareholders of the shares issued in the acquisition of Spaulding (See "Description of Business
- Acquisition of Spaulding"), the shares currently outstanding, and 10,000,000 additional shares to be used by the Company for acquisition of controlling interests in developing companies. Upon effectiveness of the Registration Statement, the Company intends to apply to have its common stock listed for trading on the American Stock Exchange.

If, for any reason, the Company does not meet the qualifications for listing on a major stock exchange, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges.

Security Holders. The Company has approximately 5,500 shareholders. The Company does not have any shares subject to options, or any other securities convertible into shares of the Company's common stock. In connection with the acquisition of Spaulding, however, the Company has agreed to issue 2,093,351 shares of its common stock, plus warrants to purchase an additional 209,335 shares at a warrant exercise price of $6.00 per share. See "Description of Business - Acquisition of Spaulding." The Company has also agreed to a warrant allowing each note holder of the Company, for a period of one year, the right to purchase one share of common stock of the Company for $.01 per share for each one dollar loaned to the Company. As of February 29, 2004 the note holders had $1,005,000 invested in the Company.

Dividends. There have been no cash dividends declared or paid since the Company was formed, and no dividends are contemplated to be paid in the foreseeable future.


ITEM 2     Legal Proceedings.

The Company is not a party to any legal proceedings.


ITEM 3     Changes in and Disagreements with Accountants.

During the last two fiscal years, the Company has not had any changes in or disagreements with its accountants.


ITEM 4     Recent Sales of Unregistered Securities.

In February 2004, the Company issued 37,457,356 shares of its common stock to ACHI, which includes 2,093,351 shares for Spaulding, in connection with the Company's acquisition of certain assets from that company (See "Description of Business - Acquisition of American Capital Holdings"). Inasmuch as American Capital Holdings had access to comprehensive information about the Company, the



                                      11

shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and setting forth appropriate restrictions on their transfer or sale.

ITEM 5     Indemnification of Directors and Officers.

The Company's bylaws provide for indemnification of its officers, directors and agents against legal expenses, judgments, fines, settlements and other amounts reasonably incurred by such persons after having been made or threatened to be made a party to legal action. Payment of such amounts may also be made in advance if expenses are likely to be incurred by officers, directors or agents in defense of any such action. The extent, amount and eligibility for the indemnification provided will be determined by the Board of Directors. These indemnifications will be made by a majority vote of a quorum of directors, including any director who is a party to such action, suit, or proceeding or by the shareholders by a majority vote of a quorum of shareholders including any shareholder who is a party to such action, suit or proceeding.

The Company is further authorized by the bylaws to purchase insurance for indemnification of any person as provided by the bylaws and to the extent provided by Florida law. The Company at this time has no insurance coverage for officers and directors and has not expended any funds to obtain such insurance policies to insure or indemnify directors or officers against any liabilities that may occur. Management reserves the right to obtain such insurance.

Florida Statutes Section 607.0850 authorizes indemnification of officers, directors, employees and agents in instances constituting: (1) certain violations of criminal law which the person did not know were illegal, or (2) actions taken in good faith by persons which were intended to be in the best interests of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of ACH pursuant to the foregoing provisions or otherwise, the Company have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by of expenses incurred or paid by a director, officer or controlling person of ACH in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by ACH is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.






                                      12

American Capital Holdings, Inc.                      February 29, 2004



INDEX - PART F/S

                                                             PAGE NO.

ITEM 1             FINANCIAL STATEMENTS

        Independent Accountant's Report  . . . . . . . . . . .  14

        Consolidated Balance Sheets:
         February 29, 2004 . . . . . . . . . . . . . . . . . .  15

        Consolidated Statement of Operations:
         Nine Months Ended February 29, 2004 . . . . . . . . .  16

        Consolidated Statement of Changes in Shareholders' Equity:
         From May 31, 2003 through February 29, 2004 . . . . .  17

        Consolidated Statement of Cash Flows:
         for the Nine Months Ended February 29, 2004 . . . . .  18

        Notes to Consolidated Financial Statements . . . . . .  20































                                      13
                       Wieseneck, Andres & Company, P.A.
                         Certified Public Accountants
                        772 U. S. Highway 1, Suite 100
                       North Palm Beach, Florida  33408
                               (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                     FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida


                       Independent Auditor's Report


To the Board of Directors and Stockholders
American Capital Holdings, Inc.

We have audited the accompanying consolidated balance sheet of American Capital Holdings, Inc. as of February 29, 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the period from June 1, 2003 through February 29, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Capital Holdings, Inc. as of February 29, 2004 and the results of its consolidated operations and cash flows for the period from June 1, 2003 through February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.



/s/Wieseneck, Andres & Company, P.A.

May 24, 2004









                                      14
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET

February 29, 2004

   ASSETS
       Current Assets
            Notes Receivable                           $    136,693
            Loans Receivable Related Parties                117,531
            Total Marketable Securities at Cost           3,224,139
                                                        ------------
                Total Other Current Assets                3,478,363
                                                        ------------

       Property and Equipment                                47,424
                                                        ------------

       Other Assets
            Intangible Assets                             3,476,115
            Goodwill                                      7,229,071
            Prepaid Expense                                  91,697
            Security Deposit                                  2,535
                                                        ------------
                Total Other Assets                       10,799,418
                                                        ------------
   TOTAL ASSETS                                        $ 14,325,205
                                                        ============

   LIABILITIES & STOCKHOLDERS' EQUITY
     Liabilities
            Current Liabilities
               Accrued Expenses                        $         96
               Notes Payable                                994,950
                                                        ------------
               Total Current Liabilities                    995,046
                                                        ------------
        Total Liabilities                                   995,046
                                                        ------------
        Stockholders' Equity
            Common Stock $.0001 par value, 100 million
             shares authorized, 39,955,112 shares issued
             and outstanding                                  3,996
            Paid in Capital                              13,184,069
            Net Loss                                         (3,474)
            Accumulated other comprehensive income, net     145,568
                                                        ------------
     Total Stockholders' Equity                          13,330,159
                                                        ------------
TOTAL LIABILITIES & STOCHHOLDERS' EQUITY               $ 14,325,205
                                                        ============



See accompanying summary of accounting policies and notes to financial statements.

                                      15

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

                                            For the Nine Months Ended
                                                February 29, 2004



         Operating Expenses
                 General and Administrative          $   3,474
                                                   ------------
               Total Operating Expenses                  3,474

                                                   ------------
               Loss from Operations                     (3,474)
                                                   ------------
      Net Loss                                       $  (3,474)
                                                   ============

Basic and Diluted
 Net Loss Per Common Share                               0.001
                                                   ============


Weighted Average Shares Outstanding                  8,878,992
                                                   ============




























See accompanying summary of accounting policies and notes to financial statements.
                                      16

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM MAY 31, 2003 THROUGH FEBRUARY 29, 2004

                  Number   At Par     Add'l  Retained  Accum. other    Total
                    of      Value   Paid In  Earnings  Comprehen-  Stockholder
                  Shares   $.0001   Capital   (Loss)   sive Inc.      Equity
                ---------- ------ ---------- -------- ------------ ------------
Balance,
  May 31, 2003        5     $  0     $   0    $     0     $     0    $      0

Cancellation of
  Common Stock
  by eCom eCom      ( 5 )      (0)      (0)         0           0           0

Issuance of
Common Stock to
eCom eCom.com Inc.
shareholders     2,497,756    250        -          -           -         250

Issuance of
 Common Stock
 for the acquisition
 of ACHI, Inc.
 assets.        37,457,356  3,746  13,174,019       -           -  13,177,765

Detachable warrants
 on notes payable
 not issued              0      -      10,050       -           -      10,050

Increase in accum-
  ulated other
  comprehensive
  income, net            -      -          -        -     145,568     145,568

Net Loss                 -      -          -    (3,474)        -       (3,474)
                ---------- ------ ----------- --------- --------- ------------
Balance,
  Feb 29, 2004  39,955,112 $3,996 $13,184,069 $ (3,474) $ 145,568 $13,330,159
                ========== ====== =========== ========= ========= ============











See accompanying summary of accounting policies and notes to financial statements.


                                      17
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004


                                         February 29, 2004
                                           _______________

Cash Flows From Operating Activities
    Cash received from customers                         0
    Cash paid to suppliers of goods
        and services                                (5,913)
    Income Taxes Paid                                    0
    Interest Paid                                        0
    Interest Received                                    0
                                            _______________
        Net Cash Flows Used in
         Operating Activities                       (5,913)
                                            _______________
Cash Flows From Investing Activities
    Payment of Security Deposit                     (2,535)
                                            _______________
        Net Cash Flows Provided By
         (Used In) Investing Activities             (2,535)
                                            _______________
Cash Flows From Financing Activities
    Loans from related companies                     8,448
                                            _______________
        Net Cash Flows Provided By
         Financing Activities                        8,448
                                            _______________
Net Increase / (Decrease) in Cash                        0

Cash and Cash Equivalents at
 Beginning of Period, June 1, 2003                       0
                                            _______________
Cash and Cash Equivalents at
 End of Period, February 29, 2004                        0
                                            ===============













See accompanying summary of accounting policies and notes to financial statements.


                                      18

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004



Reconciliation of Net Loss to Net Cash Flows Used in Operating Activities


                                         February 29, 2004
                                           _______________

    Net Income (Loss)                            $  (3,474)
    Cash was increased by:
        Increase in accrued expenses                    96

    Cash was decreased by
        Increase in security deposits               (2,535)
                                            _______________
        Net Cash Flows Used in
         Operating Activities                     $ (5,913)
                                            ===============


Supplemental Disclosures
Of Non Cash Investing and
Financing Activities:
------------------------
The Company acquired approximately $137,000 in notes receivable, common and preferred stock in various entities valued at $3.1 million, equipment of $47,000, intangible assets of $6,000, intellectual property valued at $3.5 million, various prepaid assets valued at $92,000, goodwill of $7.2 million and assumed $1,005,000 in debt for the issuance of 37,457,356 shares of the Company's common stock.















See accompanying summary of accounting policies and notes to financial statements.



                                      19

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004

NOTE A - NATURE OF OPERATIONS

American Capital Holdings, Inc. (the "Company") was incorporated in the State of Florida on January 27, 1999 as U S Amateur Sports Company, a wholly owned subsidiary of eCom eCom.com, Inc.("eCom") which trades on the OTC/Bulletin Board under the symbol 'ECEC.' On March 19, 2003, the Company changed its name to USA SportsNet Company, and on December 12, 2003 changed its name to American Capital Holdings, Inc. in connection with its spin off by eCom and its acquisition of certain assets of a company formerly known as American Capital Holdings, Inc. (now known as ACHI, Inc.) The Company's main office is located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410, and the telephone number is (561) 207-6395.

While a wholly owned subsidiary of eCom, the Company developed an e-commerce Internet infrastructure. This product provided an affordable, user-friendly technological platform and professional resources to facilitate web business development. It also operated an on-line business as a test model using Company developed e-commerce concepts to sell sports products.

The Spin-Off. The Company was one of ten wholly owned subsidiaries of eCom, with varying business plans. In recent years, eCom concluded that it did not have the financial resources necessary to develop all of its ten business units collectively. eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners which sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom.

On December 1, 2003, the Board of Directors of eCom approved the spin-off of the Company. They voted to issue to the shareholders of eCom one share of the Company for every one share of eCom owned as of the record date of January 5, 2004. Fractional shares will be purchased by the Company. No payment was required of the eCom shareholders.

Acquisition from American Capital Holdings. After the spin off of the Company was completed, the Company was presented with an opportunity to acquire certain assets of American Capital Holdings, Inc. (now known as, and referred to hereafter as ACHI). On January 12, 2004, the Company entered into an Asset Purchase Agreement with ACHI whereby the Company acquired certain assets of ACHI in return for the issuance of common stock of the Company in an amount equal to 83.3% of the total ownership of the Company. In order to accomplish this transaction, the Company effected a 20 to 1 reverse stock split, which reduced its outstanding stock to 2,497,756 shares, and issued to ACHI 37,457,356 shares. The Company then changed its name to American Capital Holdings, Inc., and ACHI changed its name to ACHI, Inc. In addition, the Company agreed to reserve 10,000,000 of its authorized, but unissued shares, for issuance pursuant to a future public offering. Included in the 37,457,356 shares were 2,093,351 shares for Spaulding Ventures, LLC, or its shareholders, in replacement of the shares of ACHI issued or to be issued to Spaulding in connection with a prior

                                      20
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004

NOTE A - NATURE OF OPERATIONS (CONTINUED)

acquisition of assets by ACHI from Spaulding (see "Acquisition of Spaulding"). The proceeds of the public offering are to be used to acquire additional interests in some of the companies in which the Company currently holds an ownership interest, to provide capital to those companies, and to acquire interests in other businesses of interest to the Company, which have not yet been identified.

Please refer to "Other Events" for additional information.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation, Use of Estimates
The Company maintains its accounts on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue and Dividends from investments is recognized at the time the investment dividends are declared payable by the underlying investment. Capital Gains and losses is recorded on the date of sale of the investment.

Cash
Cash consists of deposits in banks and other financial institutions having original maturities of less than ninety days.

Allowance for Doubtful Accounts
It is the policy of management to review the outstanding accounts receivable at year end, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts.

Depreciation
Property and equipment is recorded at cost and is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method.







See accompanying independent accountants' audit report.

                                      21

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Amortization
The accounting for a recognized intangible asset acquired after June 30, 2001 is based on its useful life to the Company. If an intangible asset has a finite life, but the precise length of that life is not known, that intangible asset shall be amortized over management's best estimate of its useful life.
An intangible asset with a indefinite useful life is not amortized. The useful life to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

Investments
Investments are stated at the lower of cost or market using the first in first out method.


NOTE C -  NOTES RECEIVABLE

Notes Receivable at February 29, 2004 consist of the following:

   An 8% non-collateralized note that matures in December 2004,
   Interest is payable quarterly.  Included in the balance is
   $9,956 of accrued interest receivable.                          $109,956

   A 4% non-collateralized note due on demand.  Included in
   The balance is $6,737 of accrued interest receivable.             26,737
                                                                  ----------
       Total Notes Receivable                                      $136,693
                                                                  ==========
Management has made a determination that all of the notes receivable are collectable and therefore, has not established an allowance for doubtful accounts.


NOTE D - LOANS RECEIVABLE RELATED PARTIES

The three loans receivable from related corporate entities are non-collateralized, non-interest bearing and are due on demand.

The loans due as of February 29, 2004 are as follows:

    ACHI, Inc.               $  16,702
    eCom eCom.com Inc.           2,124
    Freedom 4 Wireless, Inc.    98,705
                              ---------
        Total                $ 117,531
                              =========


See accompanying independent accountants' audit report.
                                     22

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004


NOTE E - INVESTMENTS

The Company accounts for its investments in common stock using the equity method and those investments are currently recorded at cost. The Company's share of the investors earnings or losses, if any, are not available at the date of these financial statements. No quoted market price is available for these investments.

The Company accounts for investments in common stock for which there is a quoted market price as an Available-for-sale Security under Statement of Financial Accounting Standards Board 115, Accounting for Certain Investments in Debt and Equity Securities.

On February 29, 2004, investments consisted of the following:

Equity Method of Accounting
Investment Securities at Cost
   @Visory, LLC                          $   112,500
   Brilliant Coatings, Inc.                  250,000
   Century Aerospace Corporation             285,000
   Smokes, Inc.                              100,000
   Efficien, Inc.                            287,000
   Smartpill Diagnostics, Inc.               770,000
   IS Direct Agency, Inc.                    140,000
   Metroflex, Inc.                           900,000
                                          -----------
Total Equity Method Securities at Cost     2,844,500

Available-for-Sale method of accounting
  eCom eCom.com Inc.                         379,639
                                          -----------
    Total Available-for-Sale securities      379,639
                                          -----------
Total Investment Securities              $ 3,224,139
                                          ===========

Equity Method Securities:

@Visory, LLC is a limited liability company located in East Aurora NY. The Company owns 250,000 Series A units of @Visory LLC. The Company's investment amounts to 1.2% of the outstanding units of @Visory, LLC. @Visory, LLC is taxed as a partnership, not publicly traded. As of February 29, 2004 @Visory, LLC had investments in the following companies: Appraisal.com; SmartPill Diagnostics; Efficien; Liquid Matrix; Saturn Internet Reservations; StudentVoice; Synacor; and Yipee, Inc.





See accompanying independent accountants' audit report.
                                     23
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004

NOTE E - INVESTMENTS (CONTINUED)

Brilliant Coatings is a Nevada Corporation. The Company owns 15,000,000 common shares of Brilliant Coatings. The Company's investment amounts to 2.3% of the outstanding common shares of Brilliant Coatings Inc.

Century Aerospace is a Delaware Corporation. The Company owns 57,000 common shares of Century Aerospace. The Company's investment amounts to .7% of the outstanding common shares of Century Aerospace

eSmokes, Inc is a Florida Corporation. The company owns 300,000 common shares of eSmokes, Inc. The Company's investment amounts to 3.3% of the outstanding shares of eSmokes, Inc.

Efficien, Inc. is a Delaware Corporation. The Company owns 500,000 common shares of Efficien. The Company's investment amounts to 11.9% of the outstanding common shares of Efficien, Inc. Efficent specializes in the development of internet based applications to improve the efficiency of hospital supply and material flow through an integrated application service provider (ASP) solution.

SmartPill Diagnostics, Inc. is a Delaware Corporation. The Company owns 1,194,824 Series A preferred shares of SmartPill Diagnostics, Inc. The Company's investment amounts to 11.60% of the outstanding shares of SmartPill Diagnostics, Inc. SmartPill Diagnostics is a leading developer of SmartPill
Capsule endoscopy technology.   About the size of a vitamin pill, the SmartPill
Capsule is a capsule endoscopy device that uses patented technology to measure peristaltic pressure, pH and transit time, and determine real-time location; factors that aid Gastroenterologists in the diagnosis of such GI motility disorders as Gastroparesis and Dyspepsia. The patient benefits from a more accurate diagnosis and a more comfortable, non-invasive, non-surgical approach to GI exploratory examinations.

IS Direct Agency, Inc. is a New York Corporation. The Company owns 140,000 common shares of IS Direct Agency, Inc. The Company's investment amounts to 0.85% of the outstanding common shares of IS Direct Agency, Inc. IS Direct provides internet based term life insurance quotes.

Metroflex, Inc. is a Delaware Corporation. The Company owns 900,000 common shares of Metroflex, Inc. Metroflex's MetroFlexCard operates as a MasterCard debit card. The card enables employers to set up programs through which employees can pay for commuter expenses-mass transit and parking expenses on a pretax basis.

Available-for-Sale Securities:

eCom eCom.com, Inc. is a Florida Corporation and trades on the OTC/BB:ECEC. The company which was the former parent of USA SportsNet Company now American Capital Holdings, Inc., owns 1,432,600 common shares of eCom. The Company's

See accompanying independent accountants' audit report.
                                     24

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004


NOTE E - INVESTMENTS (CONTINUED)

investment amounts to 2.9% of the outstanding shares of eCom. The cost for this investment as of February 29, 2004 was $234,071. On February 29, 2004 the market value based on a closing bid price of 0.265 per share was $379,639. The difference in cost versus market value is recorded as Accumulated Other Comprehensive Income of $145,568.


NOTE F - PROPERTY AND EQUIPMENT

Equipment consisting of various Cisco routers, switches, cables, and dual speed hubs were acquired from a company owned by a majority stockholder of American Capital Holdings, Inc. The equipment will be used to support a hosting operations center. The equipment is recorded at cost and has not been placed into service. No depreciation has been recorded at February 29, 2004.


NOTE G - PREPAID EXPENSES

Prepaid expenses consist principally of amounts paid for auditing work for the Company, along with marketing and research material to be used for investor relations.


NOTE H - INTANGIBLE ASSETS


On February 29, 2004, the Company received intellectual property rights when it acquired 53,910,922 common shares of Air Media Now, Inc. from a related company. The fair value of the publicly traded shares at date of receipt was $3,469,622. The Intellectual property rights were not amortized at February 29, 2004. Management reviews intangible assets for impairment annually. Intangible assets with a finite useful life acquired after June 30, 2001 are amortized over their useful lives to the company. Intangible assets acquired after June 30, 2001 having a infinite useful life are recovered at their fair value and are not amortized. Management reviews all intangible assets for impairment annually.


NOTE I - OTHER ASSETS

Other assets consist primarily of security deposits on the lease of office facilities.





See accompanying independent accountants' audit report.
                                     25

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004


NOTE J - PROMISSORY NOTES

Promissory Notes as of February 29, 2004 consisted of:

                                                  February 29, 2004
                                                   ---------------
An interest bearing, non-collateralized loan from several investors scheduled to mature during 2004.

Five interest bearing, non-collateralized
loans.  The loans have various maturities
throughout 2004.                                    994,950
                                                  ----------
     Total Notes Payable                            994,950
     Less Current Portion                          (994,950)
                                                  ----------
     Net Long-term Debt                           $       0
                                                  ==========
The short-term notes payable mature as follows:
     May 31, 2004                                   994,950
                                                  ----------
                                                  $ 994,950
                                                  ==========

The notes will pay interest at 10% per annum. Interest to be paid quarterly. Each dollar loaned to the Company entitles the Note Holder one $.01 cent warrant into American Capital Holdings, Inc. Common Stock. Each warrant will entitle the Holder to purchase one (1) share of ACH common capital stock, $.0001 par value per share (the "Common Stock"), at an exercise price of $.01 per share if exercised before expiration of the warrants. $10,050 of the notes payable have been included in paid-in-capital. The warrants expire as follows:

       Expiration date                  number of warrants
       --------------------             ------------------
       September 30, 2004                       75,000
       January 31, 2005                        130,000
       August 15, 2005                         300,000
       December 15, 2005                       500,000
                                          -------------
                                             1,005,000
                                          =============





See accompanying independent accountants' audit report.
                                     26




AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004


NOTE K - COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under an operating lease which expires on January 31, 2005. Future minimum lease payments including sales tax as of February 29, 2004 are:
Fiscal Years ending:

            May 31, 2004                      $  8,061
            May 31, 2005                        21,497
                                               -------
            Total Minimum Lease Payments      $ 29,558

Rent expense for the nine month period ending February 29, 2004 was $2,391.


NOTE L - INCOME TAXES

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of February 29, 2004 totals approximately $3,474. These carry-forwards, which will be available to offset future taxable income, expire beginning in May 31, 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (FASB 109). Under FASB 109, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income and income taxes, respectively.
A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.


NOTE M  STOCKHOLDERS' EQUITY

To facilitate the purchase of the assets of ACHI, the Company recorded a one for twenty reverse split on the Effective Date of the currently outstanding common stock, while maintaining the conversion and exercise prices of the Senior Notes, the Secured Notes, the Subordinated Notes and the related warrants. All prior period share and per-share amounts have been restated to

See accompanying independent accountants' audit report.
                                     27
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004


NOTE M  STOCKHOLDERS' EQUITY (CONTINUED)

account for the reverse split. Any fractional shares remaining after the reverse split will be paid out in cash to the shareholder on the Effective Date.

Warrants were granted to Promissory Noteholders with detachable warrants. Management has determined that the fair value of each warrant is $0.01.

The computation of diluted loss per share before extraordinary item for the two months ended February 29, 2004 does not include shares from potentially dilutive securities as the assumption of conversion or exercise of these would have an antidilutive effect on loss per share before extraordinary items. In accordance with generally accepted accounting principles, diluted loss per share from extraordinary item is calculated using the same number of potential common shares as used in the computation of loss per share before extraordinary item.


NOTE N - DEFERRED TAX ASSET

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets is as follows:

                                                   February 29, 2004
                                                     --------------
         Loss carry forward for tax purposes          $     3,474
                                                     ==============
         Deferred tax asset (34%)                           1,181
         Valuation allowance                               (1,181)
                                                     --------------
         Net deferred tax asset                                  -
                                                     ==============

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of February 29, 2004 was approximately $3,474. These carry-forwards, which will be available to offset future taxable income, will expire through the year 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.


See accompanying independent accountants' audit report.
                                     28

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004

NOTE O - RELATED PARTY TRANSACTIONS

The Company has accounts receivables due from three related company entities. eCom eCom.com, Inc. owes $2,124 for services paid to the Company's transfer agent. ACHI owes the Company $16,702 for assets due from the Company's asset acquisition on February 29, 2004. Freedom 4 Wireless, Inc. owes the Company $98,705 for inventory purchased by ACHI, subsequently purchased by the Company on February 29, 2004. These related party transactions totaled $117,531 on February 29, 2004.


NOTE P - RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with asset retirement. The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 at January 1, 2002. The adoption of SFAS No. 143 had no impact on the Company's operating results or financial positions.

The FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment or the disposal of long-lived asset. An impairment loss is recognized if the carrying amount of a long-lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets should be tested at least annually or whenever changes in circumstances indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized.
The Company adapted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 had no impact on the Company's operating results or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of the FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections"("SFAS No. 145"). SFAS No. 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 was adopted on June 1, 2003 and did not have a material effect on the Company's financial position or results of operations.

See accompanying independent accountants' audit report.
                                     29
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2004


NOTE P - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

The FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and is effective for financial instruments entered into after May 31, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. The Company has adopted SFAS No. 150 and the adoption has had no impact on the Company's operating results or financial position.

Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS No.142, intangible assets with definite useful lives will be amortized to their estimated residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to the impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The Company's current yearly amortization of intangible assets is approximately $21,911. The impact of adopting SFAS Nos. 141 and 142 will not cause a material change in the Company's consolidated financial statements as of the date of this report.


Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunder duly authorized.




American Capital Holdings, Inc.


May 24, 2004                            By:  /s/ Barney A. Richmond
                                              Barney A. Richmond
                                              President


                                             /s/ Richard C. Turner
                                               Richard C. Turner
                                               Chief Financial Officer





                                  PART III

ITEM 1     Index to Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
3.3	Amended Articles of Incorporation dated March 2003
3.4	Amended Articles of Incorporation dated December 2003
10.1	Asset Purchase Agreement dated January 12, 2004, between the Registrant and American Capital Holdings, Inc.
10.2	Letter Agreement dated December 30, 2003, between the Registrant and
Spaulding Ventures, LLC

31.1
CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barney A. Richmond, certify that:

1. I have reviewed this quarterly report on Form 10-SB of American Capital Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

 a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is prepared;

 b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

 c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 24, 2004

/s/ Barney A. Richmond
--------------------------
Barney A. Richmond
President
                                     31


Exhibit 31.3

CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard C. Turner, certify that:

1. I have reviewed this report on Form 10-SB of American Capital Holdings,
Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

 a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is prepared;

 b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

 c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the
Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 24, 2004

/s/ Richard C. Turner
---------------------------
Richard C. Turner
Chief Financial Officer
                                     32

Exhibit 32

CERTIFICATIONS OF CEO AND CFO PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Registration Statement of American Capital Holdings Inc., a Florida corporation (the "Company"), on Form 10-SB for the period ending February 29, 2004 as filed with the Securities and Exchange Commission (the "Report"), Barney A. Richmond, President of the Company and Richard C. Turner, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C.
1350), that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

      /s/    Barney A. Richmond

      Barney A. Richmond
      President
      May 24, 2004

      /s/     Richard C. Turner

      Richard C. Turner
      Chief Financial Officer
      May 10, 2004

[A signed original of this written statement required by Section 906 has been provided to American Capital Holdings, Inc. and will be retained by American Capital Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Exhibits to Form 10-SB will be provided to shareholders of the Registrant upon written request addressed to American Capital Holdings, Inc., 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410. Any exhibits furnished are subject to a reasonable photocopying charge.

The Securities and Exchange Commission has not approved or disapproved of this Form 10-SB nor has it passed upon its accuracy or adequacy.


                                     33